UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transaction Period Ended:	N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Implant Sciences Corporation
Full Name of Registrant

N/A
Former Name if Applicable

107 Audubon Road, Suite 5
Address of Principal Executive Office (Street and Number)

Wakefield, Massachusetts 01880-1246
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not yet finalized its financial statements and footnotes thereto for the three and nine month periods ended March 31, 2003.  In connection with the change in the Company’s independent accountants, as reported in our Current Report on Form 8K dated April 24, 2003, our successor auditor, BDO Seidman, LLP, is completing its review of the workpapers of the predecessor auditor, Ernst & Young LLP. The Registrant requires additional time for its successor and predecessor auditors to complete this transition process thereby enabling the Company to complete its financial statements. Accordingly, the Company cannot without unreasonable effort and expense file its Form 10-QSB on or prior to the prescribed filing date of May 15, 2003. The Registrant expects to file the Form 10-QSB within five days after the filing deadline.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Diane Ryan	781	246-0700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting loss from operations of approximately $762,000 on revenues of approximately $1,693,000 for the three months ended March 31, 2003 as compared to loss from operations of $990,000 on revenues of $1,795,000 for the corresponding prior year period.  The Registrant anticipates reporting loss from operations of approximately $2,009,000 on revenues of approximately $4,994,000 for the nine months ended March 31, 2003 as compared to loss from operations of $1,579,000 on revenues of $4,732,000 for the corresponding prior year period.  The slight decrease in revenues for the three month period ended March 31, 2003 primarily reflects the continued downward pricing pressures on the pricing of the Registrant’s I-Plant radioactive prostate seeds, which is a trend that is being experienced industry-wide.  This is also reflected in the relatively flat sales for the nine month period ended March 31, 2003.  A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-QSB to be filed.

Implant Sciences Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2003	By	/s/ Anthony J. Armini
Anthony J. Armini Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).